February 13, 2007
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Lime Energy Co. (the “Company”)
Registration Statement on Form S-1 filed February 9, 2007, File No. 333-137236
Amendment No. 3 on Form S-1 to Registration Statement on Form S-3 filed September 11, 2006
The Staff has questioned whether we can include a disclosure under the Recent Events section of the above referenced Registration Statement summarizing the Company’s results for the year ended December 31, 2006. Unfortunately, in part due to the time we have spent preparing this Registration Statement, we do not have results available to disclose at this time, nor do we expect we will have such results available prior to the end of February. We know of no material developments that have not already been disclosed in the registration statement.
Please feel free to contact me or our attorney, Andy Connor if you have any further questions regarding this matter.

Sincerely,
/s/ Jeffrey Mistarz
Jeffrey Mistarz
Chief Financial Officer & Treasurer